SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on December 22nd, 2021 drawn up in summary form

1.        Date, Time and Venue. On December 22nd, 2021, starting at 10:30 a.m., by videoconference, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.        Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Michel Dimitrios Doukeris, co-chairmen, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos, Fabio Colletti Barbosa, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Claudia Quintella Woods.

3.        Board. Chairman: Victorio Carlos De Marchi; Secretary: Lucas Machado Lira.

4.        Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1. Election of the Board of Executive Officers. According to article 21, letter d, of the Company’s bylaws, to approve:

4.1.1. Effective as of January 1st, 2022:

(i)	reelection of Mr. Jean Jereissati Neto, Brazilian citizen, businessman, bearer of the identity card RG No. 27.669.748-0 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 693.224.813-15, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Chief Executive Officer;

(ii)	reelection of Mr. Lucas Machado Lira, Brazilian citizen, lawyer, bearer of the identity card RG No. M-8.608.502 SSP-MG and enrolled with the Individual Taxpayers’ Registry under No. 032.585.176-06, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Chief Financial, Investors Relations and Shared Services Officer;

(iii)	reelection of Mr. Eduardo Braga Cavalcanti de Lacerda, Brazilian citizen, engineer, bearer of the identity card RG No.10.287.948-3 Detran-RJ and enrolled with the Individual Taxpayers’ Registry under No. 072.401.457-86, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Commercial Vice President Officer;

(iv)	reelection of Mr. Ricardo Morais Pereira de Melo, Brazilian citizen, engineer, bearer of the identity card RG No.60.802.441-7 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No 765.157.884-87, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as People and Management Vice President Officer;

(v)	reelection of Mrs. Letícia Rudge Barbosa Kina, Brazilian citizen, lawyer and economist, bearer of the identity card RG No. 29.586.013-3 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 255.726.488-17, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Legal and Compliance Vice President Officer;

(vi)	reelection of Mr. Ricardo Gonçalves Melo, Brazilian citizen, lawyer, bearer of the identity card RG No. n° 8372066-4 IFP-RJ and enrolled with the Individual Taxpayers’ Registry under No. 968.950.397-91, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Corporate Affairs Vice President Officer;

(vii)	reelection of Mr. Rodrigo Figueiredo de Souza, Brazilian citizen, engineer, bearer of the identity card RG No. 24.711.459-5 SSP-SP and enrolled with the Individual Taxpayers’ Registry Number 200.176.968-79, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Procurement Vice President Officer;

(viii)	reelection of Mr. Paulo André Zagman Brazilian citizen, engineer, bearer of the identity card RG No. 63.799.750-5 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 072.343.527-83, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Logistics Vice President Officer;

(ix)	reelection of Mr. Daniel Cocenzo, Brazilian citizen, businessman, bearer of the identity card RG n° 09.896.807-6 IFP-RJ and enrolled with the Individual Taxpayers’ Registry under No. 029.453.467-96, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Sales Vice President Officer;

(x)	reelection of Mr. Eduardo Eiji Horai, Brazilian citizen, computer scientist, bearer of the identity card RG n°43728085 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 319.022.918-08, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Information Technology Vice President Officer;

(xi)	reelection of Mr. Daniel Wakswaser, Brazilian citizen, advertiser, bearer of the identity card RG No. 44.046.333 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 330.638.588.38, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Marketing Vice President Officer;

(xii)	reelection of Mr. Pablo Firpo, Argentinian citizen, economist, bearer of the identity card RNE No. F2855379 and enrolled with the Individual Taxpayers’ Registry under No. 065.810.547-71, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rdfloor, Itaim Bibi, as Non-Alcoholic Beverages Vice President Officer; and

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(xiii)	election of Mrs. Daniela Gavranic Cachich, Brazilian citizen, businesswoman, bearer of the identity card RG No. 19.858.186 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 255.189.168-09, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Future Beverages Vice President Officer.

4.1.2.           New Composition of Board of Executive Officers. In accordance with the abovementioned resolution, and as per the election of Mr. Valdecir Duarte to the position of Industrial Vice President Officer at the meeting of the Board of Directors held on December 9th, 2021, at 12:00 p.m., the Company’s Board of Executive Officers shall have the composition set forth in Exhibit I as of January 1st, 2022. The officers will be sworn into their respective positions on January 1st, 2022, all with an unified term of office until December 31st, 2024, upon the execution of the instruments of investiture in the proper book, at which time they will execute a statement confirming that there is no impediment to their election to the Company’s Board of Executive Officers.

4.2. Option Plan and Capital Increases. In accordance with the issuance flow of new shares to be delivered to the beneficiaries of the Company's stock option programs exercising their respective options, approved by the Board of Directors at a meeting held on March 25, 2019, verify the following capital increases detailed on Exhibit II, within the authorized capital limit, as provided for in article 6 of the Company's bylaws and pursuant to article 166, item III, of Law 6,404/76, and to determine that the Company's Board of Executive Officers shall promote the registration of the capital increases with the Board of Trade, in compliance with the provisions of article 166, paragraph 1, of Law 6,404/76.

In view of the exercise of options detailed in Exhibit II, it was issued 2,229,617 new common shares for the total issue price of R$ 26,692,974.72, with the capital stock increasing from R$ 58,015,770,638.88 to R$ 58,042,463,613.60. The capital stock is now divided into 15,744,452,169 registered common shares, with no par value.

The new issued shares shall participate under equal conditions with the other shares of all the benefits and advantages that may be declared as of the date hereof.

5.        Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, December 22nd, 2021.

/s/ Victorio Carlos De Marchi	/s/ Michel Dimitrios Doukeris
/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Nelson José Jamel	/s/ Fernando Mommensohn Tennenbaum

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/s/ Lia Machado de Matos	/s/ Fabio Colletti Barbosa
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa
/s/ Claudia Quintella Woods	/s/ Lucas Machado Lira Secretary

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Exhibit I

Composition of Board of Executive Officers as of January 1st, 2022

(term of office unified until December 31st, 2024)

(i)	Mr. Jean Jereissati Neto, as “Chief Executive Officer”;
(ii)	Mr. Lucas Machado Lira, as “Chief Financial, Investors Relations and Shared Services Officer”;
(iii)	Mr. Eduardo Braga Cavalcanti de Lacerda, as “Commercial Vice President Officer”;
(iv)	Mr. Ricardo Morais Pereira de Melo, as “People and Management Vice President Officer”;
(v)	Mrs. Leticia Rudge Barbosa Kina, as “Legal and Compliance Vice President Officer”;
(vi)	Mr. Ricardo Gonçalves Melo, as “Corporate Affairs Vice President Officer”;
(vii)	Mr. Rodrigo Figueiredo de Souza, as “Procurement Vice President Officer”.
(viii)	Mr. Paulo André Zagman, as “Logistics Vice President Officer”;
(ix)	Mr. Daniel Cocenzo, as “Sales Vice President Officer”;
(x)	Mr. Eduardo Eiji Horai, as “Information Technology Vice President Officer”;
(xi)	Mr. Daniel Wakswaser Cordeiro, as “Marketing Vice President Officer”;
(xii)	Mr. Pablo Firpo, as “Non-Alcoholic Beverages Vice President Officer”;
(xiii)	Mr. Valdecir Duarte, as “Industrial Vice President Officer”; and
(xiv)	Mrs. Daniela Gavranic Cachich, as “Future Beverages Vice President Officer”.

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Exhibit II

Date	Stock Option Program*	Option Grant Date	No. Issued Shares	Capital Increase (R$)	Capital Stock Before (R$)	Capital Stock Later (R$)	No. Shares Before	No. Shares Later
22-nov-21	2011.2	25-nov-11	93,940	1,124,649.68	58,015,770,638.88	58,016,895,288.56	15,742,222,552	15,742,316,492
23-nov-21	2011.2	25-nov-11	43,200	517,190.40	58,016,895,288.56	58,017,412,478.96	15,742,316,492	15,742,359,692
23-nov-21	2011.2	25-nov-11	55,007	658,543.80	58,017,412,478.96	58,018,071,022.76	15,742,359,692	15,742,414,699
23-nov-21	2011.2	25-nov-11	63,470	759,862.84	58,018,071,022.76	58,018,830,885.60	15,742,414,699	15,742,478,169
24-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,018,830,885.60	58,019,134,794.82	15,742,478,169	15,742,503,554
24-nov-21	2011.2	25-nov-11	30,465	364,726.98	58,019,134,794.82	58,019,499,521.80	15,742,503,554	15,742,534,019
24-nov-21	2011.2	25-nov-11	63,470	759,862.84	58,019,499,521.80	58,020,259,384.64	15,742,534,019	15,742,597,489
25-nov-21	2011.2	25-nov-11	38,080	455,893.76	58,020,259,384.64	58,020,715,278.40	15,742,597,489	15,742,635,569
25-nov-21	2011.2	25-nov-11	48,235	577,469.42	58,020,715,278.40	58,021,292,747.82	15,742,635,569	15,742,683,804
25-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,021,292,747.82	58,021,596,657.04	15,742,683,804	15,742,709,189
25-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,021,596,657.04	58,021,900,566.26	15,742,709,189	15,742,734,574
25-nov-21	2011.2	25-nov-11	43,200	517,190.40	58,021,900,566.26	58,022,417,756.66	15,742,734,574	15,742,777,774
26-nov-21	2011.2	25-nov-11	43,200	517,190.40	58,022,417,756.66	58,022,934,947.06	15,742,777,774	15,742,820,974
26-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,022,934,947.06	58,023,238,856.28	15,742,820,974	15,742,846,359
26-nov-21	2011.2	25-nov-11	30,465	364,726.98	58,023,238,856.28	58,023,603,583.26	15,742,846,359	15,742,876,824
29-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,023,603,583.26	58,023,907,492.48	15,742,876,824	15,742,902,209
29-nov-21	2011.2	25-nov-11	48,235	577,469.42	58,023,907,492.48	58,024,484,961.90	15,742,902,209	15,742,950,444
29-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,024,484,961.90	58,024,788,871.12	15,742,950,444	15,742,975,829
29-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,024,788,871.12	58,025,092,780.34	15,742,975,829	15,743,001,214
29-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,025,092,780.34	58,025,396,689.56	15,743,001,214	15,743,026,599
29-nov-21	2011.2	25-nov-11	43,200	517,190.40	58,025,396,689.56	58,025,913,879.96	15,743,026,599	15,743,069,799
29-nov-21	2011.2	25-nov-11	30,465	364,726.98	58,025,913,879.96	58,026,278,606.94	15,743,069,799	15,743,100,264
29-nov-21	2011.2	25-nov-11	852,275	10,203,436.30	58,026,278,606.94	58,036,482,043.24	15,743,100,264	15,743,952,539
30-nov-21	2011.2	25-nov-11	72,355	866,234.06	58,036,482,043.24	58,037,348,277.30	15,743,952,539	15,744,024,894
30-nov-21	2011.2	25-nov-11	30,465	364,726.98	58,037,348,277.30	58,037,713,004.28	15,744,024,894	15,744,055,359
30-nov-21	2011.2	25-nov-11	38,080	455,893.76	58,037,713,004.28	58,038,168,898.04	15,744,055,359	15,744,093,439
30-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,038,168,898.04	58,038,472,807.26	15,744,093,439	15,744,118,824
30-nov-21	2011.2	25-nov-11	30,465	364,726.98	58,038,472,807.26	58,038,837,534.24	15,744,118,824	15,744,149,289
30-nov-21	2011.2	25-nov-11	93,940	1,124,649.68	58,038,837,534.24	58,039,962,183.92	15,744,149,289	15,744,243,229
30-nov-21	2011.2	25-nov-11	64,235	769,021.42	58,039,962,183.92	58,040,731,205.34	15,744,243,229	15,744,307,464
30-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,040,731,205.34	58,041,035,114.56	15,744,307,464	15,744,332,849
30-nov-21	2011.2	25-nov-11	25,385	303,909.22	58,041,035,114.56	58,041,339,023.78	15,744,332,849	15,744,358,234
30-nov-21	2011.2	25-nov-11	30,465	364,726.98	58,041,339,023.78	58,041,703,750.76	15,744,358,234	15,744,388,699
30-nov-21	2011.2	25-nov-11	63,470	759,862.84	58,041,703,750.76	58,042,463,613.60	15,744,388,699	15,744,452,169
			2,229,617	26,692,974.72

* The Company's stock option program 2011.2 was granted by Companhia de Bebidas das Américas - AmBev and received by the Company under the “Migration Program”, approved by the Board of Directors on July 31st, 2013, under the Stock Option Plan approved at the Extraordinary General Meeting held on July 30th, 2013.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer